LKQ Corporation
500 West Madison Street, Suite 2800
Chicago, Illinois 60661

September 13, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Nicholas Nalbantian

Re:	LKQ Corporation
Registration Statement on Form S-4
File No. 333-274311

Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company”) and its guarantor subsidiaries (each an additional registrant and, collectively with the Company, the “Registrants”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on September 14, 2023, or as soon thereafter as practicable.

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Very truly yours,

LKQ Corporation
By: /s/ Rick Galloway
Name: Rick Galloway
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Acceleration Request]